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              REQUIRED SEC CAPTION FOR FILED COPY OF PRESS RELEASE


                                             Filed by Peregrine Systems, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 of the
                                              Securities Exchange Act of 1934

                                      Subject Company:  Harbinger Corporation
                                                Commission File No. 0-26298


ON APRIL 5, 2000, HARBINGER CORPORATION, A GEORGIA CORPORATION, AND PEREGRINE SYSTEMS INC., A DELAWARE CORPORATION, JOINTLY ISSUED THE FOLLOWING PRESS
RELEASE:



       Contacts:

       David A. Farley

       Senior Vice President, Finance and Administration and
       Chief Financial Officer

       Peregrine Systems, Inc.

       Phone: (858) 481-5000



       Jim McCormick

       Chief Financial Officer

       Harbinger Corporation

       Phone: (404) 467-3310



       For Immediate Release ...



 PEREGRINE SYSTEMS-Registered Trademark- AND HARBINGER-Registered Trademark-ANNOUNCE MERGER TO CREATE LARGEST, MOST COMPlETE E-BUSINESS SOLUTIONS PROVIDER

                TRANSACTION BUILDS MARKET GIANT FOR B2B COMMERCE

                  SAN DIEGO, Calif. and ATLANTA, Ga. (April 5, 2000) -- Peregrine Systems, Inc. (NASDAQ: PRGN), the leading provider of Infrastructure Management and e-Procurement software solutions, and Harbinger Corporation (NASDAQ: HRBC), the leading provider of B2B e-Commerce delivery solutions, today announced a definitive merger agreement. The deal combines the strengths of two companies with premier track records for fully integrating e-Business processes for Infrastructure Management, e-Procurement and e-Marketplaces (portals), and rapidly deploying best-in-class e-Business solutions. The combined company will enable businesses to access multiple e-Marketplaces for requisitioning, acquiring, managing and disposing of critical assets, facilities and other operating resources. With 44,000 customers and e-Marketplaces already processing more than one million mission-critical transactions daily, the company will be by far the largest provider of end-to-end e-Business solutions.

                  Under the agreement, Peregrine Systems will acquire all of the outstanding stock and stock options of Harbinger at an exchange ratio of 0.75 share of Peregrine Systems

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common stock for each share of Harbinger common stock. The stock-for-stock exchange represents a deal valued at approximately $2.1 billion based on the closing price of Peregrine Systems shares on April 5, 2000. Peregrine Systems expects to issue approximately 36 million shares in exchange for all the outstanding equity securities of Harbinger. The transaction is expected to be accounted for by the purchase method and treated as a tax-free reorganization. The definitive agreement has been approved by the Boards of Directors of both companies and is subject to approval by their respective shareholders, regulatory approvals and customary closing conditions.

"The combination of Peregrine Systems and Harbinger reshapes the competitive landscape for end-to-end e-Business solutions," said Steve Gardner, president and CEO, Peregrine Systems. "As a single provider, we will create, operate and link e-Business networks, e-Catalogs and online marketplaces, while managing the full lifecycle and infrastructure of e-Business. Harbinger is the most advanced and open B2B e-Commerce delivery organization in the world, which makes it a logical addition to our Infrastructure Management software solutions. The combination is powerful and creates the clear market leader for e-Business solutions delivery," added Gardner.

        A. Merger Extends Infrastructure Management and e-Procurement to e-Business

The merger will combine Peregrine Systems industry-leading e-Procurement, asset and infrastructure management, and employee self-service solutions with Harbinger's harbinger.net-SM- e-Marketplace enablement capabilities. Enabling services via the e-Marketplace include catalog content management, e-Commerce data transformation, integration and transaction processing, and e-Commerce Application Service Provider (ASP) offerings.

The merger will create a company that for the first time delivers comprehensive capabilities to implement the complete lifecycle of e-Business along with unparalleled worldwide deployment services that help businesses rapidly deploy broad-based B2B initiatives. Integrated capabilities include:

-        Reliable Infrastructure
-        e-Procurement
-        e-Marketplace Access
-        e-Catalog Content Management
-        e-Business Networks
-        e-Business Community Integration
-        Employee Self Service
-        Infrastructure Management

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Large enterprises will now be able to purchase a full suite of electronic trading and procurement solutions from a single global supplier, including integration to their asset management and other business systems. This combination will also present a compelling value proposition for small-to-medium size enterprises (SMEs) who will benefit through the availability of full lifecycle, integrated e-procurement and asset management capabilities offered via an ASP solution hosted on harbinger.net, the industry's leading e-Marketplace enablement portal.

"e-Business is all about managing and connecting the internal processes of e-Procurement and Infrastructure Management to multiple external marketplaces, so buyers and sellers can rely on their e-Business technology to be more effective," said James M. Travers, president and CEO of Harbinger. "With 2,500 employees worldwide, more than 44,000 customers including 90% of the Fortune 500, Peregrine Systems and Harbinger can deliver a compelling solution to businesses of all sizes, with rapid startup and low risk. Customers need to ask themselves if other B2B suppliers have effectively demonstrated the ability to create, operate and deliver a complete end-to-end solution and open marketplace to assure their e-Business success," concluded Travers.

A conference call to review the merger will be held Thursday, April 6, 2000 at 8:00AM EDT, 5:00AM PDT. The dial-in number for the call is 212-896-6100.

ABOUT HARBINGER CORPORATION

Harbinger Corporation is a leading worldwide provider of business-to-business e-Commerce software, services and solutions. The company maximizes its customers' business potential with comprehensive, scalable e-Commerce solutions that help streamline operations, increase profitability and build electronic trading communities. Harbinger's objective is to serve more customers using Internet Protocols (IP) than any other provider and to establish harbinger.netSM as the preferred virtual e-Commerce center for information and mission-critical, business-to-business e-Commerce transactions. Headquartered in Atlanta, Georgia, Harbinger provides worldwide support to its customer community from multiple U.S. and overseas operations facilities. For more corporate information, go to www.harbinger.com. Access Harbinger's online EC Resource Center and other network services at www.harbinger.net.

ABOUT PEREGRINE SYSTEMS, INC.

Peregrine Systems is the leading provider of Employee Self Service and e-Infrastructure Management solutions that help ensure the reliability, productivity and cost-effectiveness of organizational infrastructure. Peregrine Systems provides Infrastructure Management solutions to organizations to permit them to manage the availability and cost of their technology, facilities and transportation infrastructure. Peregrine Systems also provides

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Get.It!-TM- Employee Self Service Weblications-TM- to allow any employee in the organization to get what they need to get their job done. By integrating Employee Self Service Weblications, such as e-Procurement, with total lifecycle Infrastructure Management, our solutions empower organizations to make better and faster business decisions. In a world moving toward 24-hour global e-Business, e-Infrastructure Management coupled with Employee Self Service is a key to competitive success.

                  Founded in 1981, Peregrine Systems is headquartered in San Diego, California with offices throughout the United States as well as in the United Kingdom, Belgium, Canada, France, Germany, Denmark, Italy, Japan, Netherlands, Sweden, Australia and Singapore. Peregrine Systems also has alliance partners and distributors located throughout these regions and in Latin America. More information on Peregrine Systems is available on the World Wide Web at http://www.peregrine.com.

THIS PRESS RELEASE CONTAINS BOTH HISTORICAL INFORMATION AND FORWARD-LOOKING RESULTS AND COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS INDICATED IN THIS PRESS RELEASE OR IN ANY OTHER FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY, AND THERE CAN BE NO ASSURANCE THAT FUTURE RESULTS WILL MEET EXPECTATIONS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: 1) THE COMPANY'S REVENUES AND EARNINGS ARE SUBJECT TO A NUMBER OF FACTORS THAT MAKE ESTIMATION OF OPERATING RESULTS PRIOR TO THE END OF A QUARTER EXTREMELY UNCERTAIN; 2) COMPETITION FOR THE COMPANY'S PRODUCTS IS INTENSE; 3) THE UNCERTAINTIES OF WHETHER NEW SOFTWARE PRODUCTS AND PRODUCT STRATEGIES WILL BE SUCCESSFUL; 4) RISKS ASSOCIATED WITH THE ACQUISITION OF HARBINGER AND OTHER ACQUISITIONS, INCLUDING THE INABILITY TO COMPLETE AN ACQUISITION AND POTENTIAL DIFFICULTIES IN THE ASSIMILATION OF OPERATIONS OF THE ACQUIRED COMPANY OR ASSETS; AND 5) THE ADDITIONAL CONSIDERATIONS AND IMPORTANT FACTORS DESCRIBED ON THE COMPANY'S REPORT ON 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN JUNE 1999 AND SUBSEQUENT FORMS 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, COPIES OF WHICH ARE AVAILABLE ON REQUEST FROM THE INVESTOR RELATIONS DEPARTMENT OF THE COMPANY.

                                       ###

PEREGRINE SYSTEMS IS A REGISTERED TRADEMARK OF PEREGRINE SYSTEMS, INC. HARBINGER AND THE HARBINGER LOGO ARE REGISTERED TRADEMARKS AND HARBINGER.NET IS A SERVICE MARK OF HARBINGER CORPORATION OR ITS SUBSIDIARIES. ALL OTHER TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

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                  THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES. SHAREHOLDERS OF PEREGRINE AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY PEREGRINE IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER THIS DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM PEREGRINE THROUGH THE CONTACTS LISTED ABOVE IN THE SECTION TITLED "ADDITIONAL INFORMATION AND WHERE TO FIND IT."


                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

                  PEREGRINE PLANS TO FILE A REGISTRATION STATEMENT ON SEC FORM S-4 IN CONNECTION WITH THE MERGER, AND HARBINGER AND PEREGRINE EXPECT TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF HARBINGER AND PEREGRINE CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT HARBINGER, PEREGRINE, THE MERGER, THE PERSONS SOLICITING PROXIES RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM HARBINGER BY DIRECTING A REQUEST THROUGH THE INVESTORS RELATIONS PORTION OF HARBINGER'S WEBSITE AT http://www.PEREGRINE.com OR BY MAIL TO PEREGRINE SYSTEMS, INC., 12670 HIGH BLUFF DRIVE, SAN DIEGO, CA 92130, ATTENTION:
INVESTOR RELATIONS, TELEPHONE: (858) 481-5000.

                  IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, HARBINGER AND PEREGRINE FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY HARBINGER OR PEREGRINE EITHER COMPANY AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. HARBINGER'S AND PEREGRINE' FILINGS WITH THE COMMISSION ARE ALSO

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AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT
THE WEB SITE MAINTAINED BY THE COMMISSION AT http://www.sec.gov.


                     INFORMATION CONCERNING PARTICIPANTS

                  Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a current report on Form 8-K filed by Harbinger on April 5, 2000.


         INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

                  In connection with the proposed acquisition, Peregrin will solicit proxies from its stockholders to approve the issuance of shares of its Common Stock in connection with the acquisition. Peregrine is required to obtain stockholder approval of the issuance in order to comply with the rules of The Nasdaq Stock Market.

                  Officers and directors of Peregrine may participate in the solicitation. The members of Peregrine's Board of Directors are John. J. Moores, Stephen P. Gardner, David A. Farley, Christopher A. Cole, Richard A. Hosley II, Charles E. Noell III, Norris van den Berg, and Thomas G. Watrous, Sr. Mr. Moores is the Chairman of our Board of Directors. Mr. Gardner also serves as our President and Chief Executive Officer, and Mr. Farley also serves as our Senior Vice President, Finance and Administration, and Chief Financial Officer. Other officers of Peregrine who may participate in the solicitation of proxies are Matthew C. Gless, our Vice President, Finance, and Chief Accounting Officer; William G. Holsten, our Senior Vice President, Worldwide Professional Services; Frederic B. Luddy, our Vice President, Research and Development; Douglas S. Powanda, our Executive Vice President, Worldwide Operations; Steven S. Spitzer, our Vice President, Channel Sales; Richard T. Nelson, our Vice President, Corporate Development; and Eric Deller, our Vice President and General Counsel.

                  More information about our officers and directors is contained in the proxy statement for our 1999 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the year ended December 31, 1998. Both of these documents have been filed with the Securities and Exchange Commission and are available at the SEC's website, WWW.SEC.GOV, at the SEC's office and by contacting our investor relations department.

                    BENEFITS OF MERGER TO HARBINGER OFFICERS

                  Certain officers and directors of Harbinger will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in Harbinger's proxy statement for its 2000 Annual Meeting of Shareholders under the caption "Agreements with Employees." Harbinger's proxy statement was filed with the Securities and Exchange Commission and is available at the SEC's website, WWW.SEC.GOV, at the SEC's offices, or by contacting Harbinger's investor relations department.

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